EXHIBIT J

NON-SOLICITATION AGREEMENT

   THIS AGREEMENT is made and entered into as of this 1st day of November 2001 by and between Health Outcomes Management, Inc., a Minnesota corporation ("Seller"), and Quality Business Solutions, Inc., a Minnesota corporation ("Buyer").

WITNESSETH:

   WHEREAS, Buyer is a party to a certain Asset Purchase Agreement dated October 30, 2001 (the "Agreement"). Under the Agreement, Buyer is purchasing certain assets ("Assets") owned by Seller; and

   WHEREAS, as a condition to Buyer's obligations under the Agreement, Seller is required to assure Buyer that Seller will not solicit the Customer Accounts being sold to Buyer as part of the Assets under the Agreement for a period of five (5) years as hereinafter provided.

   NOW, THEREFORE, in consideration of the covenants and agreements herein contained and the payment made by Buyer of the Purchase Price for the Assets described in the Agreement, the parties hereto agree as follows:

  For a period of five (5) years from the date of this Agreement, Seller, its subsidiaries or parent corporation and its assigns will not, as agent, representative, stockholder, or creditor or in any other capacity with any business, in any manner, directly or indirectly, solicit or divert orders for the sale, leasing, installation, monitoring, testing or other provision of any long term healthcare software products or service (collectively "Software") from a Customer Account or directly accept such an order from a person or entity that Seller knew was a Customer Account or any other account of Buyer existing as of the date hereof. As used in this context, "Customer Account" means each of the Customer Accounts set forth in Exhibit A of the Agreement.

  For a period of five (5) years from the date of this Agreement, Seller, its subsidiaries or parent corporation and assigns will not, as agent, representative, stockholder, or creditor or in any other capacity with any business, in any manner, directly or indirectly: (a) induce or attempt to induce any employee of Buyer to leave the employ of Buyer; or (b) in any way interfere with the relationship between Buyer and any employee of Buyer.

  Seller hereby covenants and agrees that unless this Agreement is terminated, it will not at any time reveal, divulge or make known to any person other than Buyer or its affiliates any long term health care software information including any customer lists or other customer information, trade secrets, marketing plans or proposals, financial information or any observations, data, written material, records or documents used by or relating to the Assets which are of a confidential nature (collectively "Confidential Information"). Confidential Information includes any such information whether or not such information was developed, devised or otherwise created in whole or in part by the efforts of Seller, and whether or not such information is a matter of public knowledge unless as a result of authorized disclosure to the general public.

  Seller acknowledges and agrees that the remedy at law for any breach or threatened breach of any of the provisions of the Agreement will be inadequate and, accordingly, Seller covenants and agrees that in addition to any other rights or remedies which Buyer may have, Buyer shall be entitled to such equitable and injunctive relief as may be available from any court of competent jurisdiction to prevent Seller from violating any such provision. Such right to obtain injunctive relief may be exercised, at option of Buyer, concurrently with, prior to, after or in lieu of the exercise of any its rights or remedies which Buyer may have as a result of any such breach or threatened breach.

  This Agreement shall be construed and the rights of the parties hereto determined in accordance with the laws of the State of Minnesota.

  Any and all notices, demands or other communications required or desired to be given hereunder by any party shall be in writing and shall be validly given or made to another party if served personally, sent via overnight courier (fare prepaid), sent via facsimile, or if deposited in the United States mail, certified or registered, postage prepaid, return receipt requested, and delivered to:

(a) If to Seller, at:	Peter Zugschwert
Health Outcomes Management, Inc.
2331 University Avenue SE
Minneapolis, MN 55414
With a copy to:	Yuri B. Berndt
Moss & Barnett
4800 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402
(b) If to Buyer, at:	Thomas Tagtmeyer
Quality Business Solutions, Inc.
1250 Northland Drive
Suite 155
Mendota Heights, MN 55120
With a copy to:	John A. Pecchia
Pecchia Law Office, P.A.
Suite 270, Parkwood Place
7650 Currell Boulevard
Woodbury, MN 55125

   Notice will be deemed received the same day when delivered personally, five (5) days after mailing when sent by registered or certified mail, and the next business day when delivered by overnight courier or by facsimile transmission. Any party hereto may change its address for the purpose of receiving notices, demands and other communications as herein provided by a written notice given in the manner provided hereby to the other party or parties hereto.

  All modifications to this Agreement must be in writing and signed by the party against whom enforcement of such modification is sought. By signing this Agreement, the parties acknowledge that they have read and understand this Agreement.

   IN WITNESS WHEREOF, the parties have hereunto set their hand on the date first written above.

SELLER:	BUYER:
HEALTH OUTCOMES MANAGEMENT, INC.	QUALITY BUSINESS SOLUTIONS, INC.
By /s/ Peter Zugschwert	By /s/ Thomas Tagtmeyer
Peter Zugschwert Its President	Thomas Tagtmeyer Its President